Exhibit 11

INTERNATIONAL PAPER COMPANY
STATEMENT OF COMPUTATION OF PER SHARE EARNINGS (1)
(Unaudited)
(In millions, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Earnings (loss) from continuing operations	$223	$468	$524	$992
Discontinued operations	14	—	35	49
Net earnings (loss)	237	468	559	1,041
Effect of dilutive securities	—	—	—	—
Net earnings - assuming dilution	$237	$468	$559	$1,041
Average common shares outstanding	435.1	432.3	434.7	432.2
Effect of dilutive securities
Restricted stock performance share plan	4.7	2.9	5.0	4.5
Stock options	—	—	—	—
Average common shares outstanding - assuming dilution	439.8	435.2	439.7	436.7
Earnings (loss) per common share from continuing operations	$0.51	$1.08	$1.20	$2.30
Discontinued operations	0.03	—	0.08	0.11
Net earnings (loss) per common share	$0.54	$1.08	$1.28	$2.41
Earnings (loss) per common share from continuing operations - assuming dilution	$0.51	$1.08	$1.19	$2.27
Discontinued operations	0.03	—	0.08	0.11
Net earnings (loss) per common share - assuming dilution	$0.54	$1.08	$1.27	$2.38

Note: If an amount does not appear in the above table, the security was antidilutive for the periods presented.

(1) Attributable to International Paper Company common shareholders.